NB

VF 3-6-02



02006956

ED STATES
EXCHANGE COMMISSION
Wasnington, D.C. 20549


RECEIVED
FEB 2 8 2002
340
WASH, D.C.
SECTION

OMB APPROVAL
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SEC FILE NUMBER
8- 29512

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William R. Hough & Co. INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Second Avenue South, Suite 800
(No. and Street)

St. Petersburg	Florida	33701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter C. Jordan — (727) 895-8837
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory, Sharer & Stuart, P.A.
(Name — *if individual, state last, first, middle name*)

100 Second Avenue South, Suite 600	St. Petersburg	Florida	33701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter C. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William R. Hough & Co., as of December 31, 2001 ~~XX19XXXXX~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.


KRISTIE K. CAWEIN
MY COMMISSION # DD 064689
EXPIRES: October 17, 2005
Bonded Thru Notary Public Underwriters

Notary Public

Signature

First Vice President

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss)~~ Operations
- ☑ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in ~~Liabilities~~ Subordinated ~~to Claims of Creditors~~ Borrowings
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM R. HOUGH & CO.®
Investments Since 1962

Member: NASD/SIPC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
William R. Hough & Co.

We have audited the accompanying statement of financial condition of William R. Hough & Co. as of December 31, 2001. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of William R. Hough & Co. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

GREGORY, SHARER & STUART, P.A.



St. Petersburg, Florida
January 31, 2002

AUDITED STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 518,313
Cash segregated for the exclusive benefit of customers	900,000
Receivable from brokers and dealers	4,233,853
Receivable from customers	20,959,512
Receivable from non-customers	2,932,944
Securities purchased under agreements to resell	4,133,750
Deposits for securities borrowed	2,968,500
Securities inventory, at market value	84,386,017
Accrued interest and dividends receivable	1,171,336
Investment securities, at market value	12,107,729
Clearing funds and good faith deposits	1,344,963
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $3,934,979	1,321,856
Other assets	1,124,609
	$138,103,382

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Short-term bank loans	$ 77,400,755
Payable to brokers and dealers	3,581,461
Payable to customers	3,903,446
Securities sold under agreements to repurchase	2,362,000
Securities sold, not yet purchased, at market value	6,091,420
Accounts payable, accrued expenses, and other liabilities	5,999,866
Dividends payable	865,468
	100,204,416
Subordinated Borrowings	1,263,016
Shareholders' Equity	
Common stock, par value $.01; authorized 75,000 shares; issued and outstanding 7,004 shares	70
Additional paid-in capital	10,387,907
Retained earnings	26,247,973
	36,635,950
	$ 138,103,382

See notes to financial statement

NOTES TO FINANCIAL STATEMENT

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature Of Business: William R. Hough & Co. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Securities Transactions: Securities transactions and related commission expense are recorded on a settlement date basis, which is generally the third business day following the transaction date. Recording transactions on a trade date basis would not result in a material difference in this statement of financial condition. Securities owned and securities sold, not yet purchased are valued at market, with the resulting net unrealized gains and losses reflected in earnings.

Repurchase and Resell Agreements: Securities purchased under agreements to resell (reverse repos) and securities sold under agreements to repurchase (repos) are accounted for as collateralized financings, as agreements generally provide the repo seller with the right to substitute securities or terminate the transaction on short notice. The agreements are collateralized principally by U.S. government and government agency securities, generally have terms ranging from overnight to 30 days, and are carried at the amounts for which the securities will be resold or reacquired, plus accrued interest, as specified in the respective agreements.

Deposits for Securities Borrowed: Deposits for securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender, which is generally 102% of the market value of the borrowed securities, subject to daily repricing. The Company monitors the market value of securities borrowed, and requests a refund or deposits additional cash, as necessary.

Furniture, Equipment, and Leasehold Improvements: Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated methods over the estimated useful lives of furniture and equipment, which range from 3 to 7 years. Leasehold improvements are amortized over 31.5 years.

Use of Estimates: The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Income Taxes: The Company has elected, pursuant to the Internal Revenue Code, to be an "S" corporation for federal income tax purposes. Consequently, it is not subject to federal or Florida state income taxes, as the Company's income is reported by its shareholders for income tax purposes. The Company is subject to state income taxes in several states where it conducts business, but amounts are not material to this statement of financial condition.

NOTE B – CASH SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS
As of December 31, 2001, the Company had $900,000 in cash segregated in a special reserve bank account "for the exclusive benefit of customers" pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

NOTE C – RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS
Receivable from and payable to brokers and dealers include amounts due from/to clearing organizations and securities sold to and purchased from other broker-dealers which were not delivered or received on settlement date.

NOTE D – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS
Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

NOTE E – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED
The components of securities owned and securities sold, not yet purchased are as follows:

	SECURITIES INVENTORY		
	Owned	Sold, Not Yet Purchased	INVESTMENT SECURITIES
State, county, and municipal bonds	$ 50,090,386	$ 44,903	$ 3,065,050
Unites States government and agency obligations	17,805,191	2,902,366	-
Corporate equity securities	4,693,108	2,014,219	6,762,469
Unit investment trusts	3,135,086	-	-
Corporate debt obligations	8,245,691	1,114,767	-
Other securities - marketable	416,555	15,165	-
Other securities - nonmarketable	-	-	2,280,210
	$ 84,386,017	$ 6,091,420	$ 12,107,729

NOTES TO FINANCIAL STATEMENT

NOTE F – SHORT-TERM BANK LOANS AND FINANCING ARRANGEMENTS

Short-term bank loans bear interest at fluctuating rates based on the availability of money to the lender. The loans are fully collateralized by marketable securities that had a market value of approximately $110,000,000 at December 31, 2001.

NOTE G – PROFIT SHARING PLAN

The Company has a profit sharing plan which provides eligibility for all fulltime employees with one year of service. Annual contributions to the plan are determined by resolution of the board of directors.

NOTE H – SUBORDINATED BORROWINGS

As of December 31, 2001, the outstanding borrowings under subordinated loan agreements were $1,263,016. Interest payable is accrued on the outstanding balance at two percent over the National Prime Rate of interest for corporate loans. As of December 31, 2001, the interest rate on these borrowings was 6.75%. The subordinated borrowings will be paid as follows: $964,003 in 2002 and $299,013 in 2003.

NOTE I – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's securities owned and securities sold not yet purchased are carried at market or fair value. Other financial instruments (including repurchase and resell agreements, securities borrowed, receivables and payables, and short-term bank loans) are recorded at contracted amounts which approximate fair value, as such assets and liabilities are short-term in nature, bear interest at current market rates, or are subject to repricing.

NOTE J – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company uses derivative financial instruments in the normal course of its business to manage market risks associated with proprietary trading positions or contractual commitments. The derivative financial instruments used by the Company include futures and options, the values of which are based upon an underlying security or index, and generally represent commitments or rights to purchase or sell fixed income financial instruments at a future date for a specific price. These contracts expose the Company to off-balance sheet risk in the event that changes in futures or options prices do not closely correlate with changes in inventory prices. As of December 31, 2001, the notional amounts of financial futures and options contracts held for risk management purposes (commitments to sell U.S. Treasury notes and bonds) were $2,400,000. This total, which is not recorded in the statement of financial condition, indicates the volume of the Company's activity and should not be interpreted as a measure of actual market risk. Market values of these financial instruments at December 31, 2001 and the average fair values of futures and options contracts throughout 2001 are not material to this statement of financial condition.

The Company also enters into transactions involving government agency mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis and enters into underwriting commitments. As of December 31, 2001, the Company had entered into TBA transactions with various counterparties for which the underlying contract amounts totaled $258,300,000 (purchase commitments) and $263,300,000 (sales commitments). Because the Company generally enters into offsetting purchase and sale commitments in TBAs, market risk, which is the potential for loss due to changes in interest rates or other factors that may result in a change in the market value of the underlying financial instruments, is generally not significant for these transactions. The Company's exposure to credit risk exists due to the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring losses. As of December 31, 2001, there were no unsecured receivables from counterparties. The Company monitors the creditworthiness of customers with which it transacts business in TBAs.

The Company's primary activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations, in which case the Company would have to sell or purchase the securities at prevailing market prices. Such risks may be increased by volatile trading markets.

As a part of its normal activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to acquire securities at prevailing market prices, which may exceed the amounts recognized in the statement of financial condition.

The Company borrows or lends money through securities transactions subject to repurchase or resell agreements. The market value of securities to be repurchased or resold is monitored, and additional collateral is requested where appropriate. The Company takes physical possession of securities purchased under agreements to resell. Resell agreements may expose the Company to off-balance sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. Repurchase agreements may expose the Company to off-balance sheet risk, as the Company may be obligated to acquire securities at a price greater than the recorded liability.

NOTE K – CONCENTRATIONS OF CREDIT RISK

The Company conducts business with a diverse group of broker-dealers, institutional investors, and individual investors that are located throughout the United States. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile or illiquid trading markets which may impair the ability of customers to satisfy their obligations to the Company.

Included in receivables from customers as of December 31, 2001 is $16,806,000 due from one customer for funds advanced on margin. This amount is secured by fixed income securities with a market value of approximately $30,600,000.

Banking activities are conducted with commercial banks located in New York and Florida. From time to time, cash balances at these banks may exceed the amount insured by the Federal Deposit Insurance Corporation.

NOTES TO FINANCIAL STATEMENT

NOTE L – COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company purchases and sells securities on a when, as, and if issued basis and enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2001, and were subsequently settled, had no material effect on the statement of financial condition.

The Company is committed under noncancellable lease agreements for office space with remaining terms of one to five years. Terms of the agreements provide for general increases based on inflation adjustment factors. Future minimum rental commitments, by year and in the aggregate, are as follows:

2002	2003	2004	2005	2006	Total
$909,000	$845,000	$603,000	$519,000	$346,000	$3,222,000

NOTE M – NET CAPITAL REQUIREMENT
The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital levels and requires that aggregate indebtedness, as defined by the Rule, shall not exceed 1500% of net capital as defined. At December 31, 2001, net capital was $25,452,775, required net capital was $2,130,216, and aggregate indebtedness was approximately 126% of net capital.

NOTE N – RELATED PARTY TRANSACTIONS
The Company serves as investment advisor, distributor, and transfer agent for The Hough Group of Funds (the Funds). The Funds include The Florida TaxFree Money Market Fund and The Florida TaxFree ShortTerm Fund. The Company is reducing fees to which it would be entitled, and in addition, is limiting the operating expenses of the Funds to the extent that they exceed .40% of the Funds' average daily net assets.

Through an agreement with Republic Bank (Republic), the Company's representatives offer securities products for sale within Republic's branch locations throughout Florida. The Company also executes securities transactions for the account of Republic. Republic is related through common ownership by the Company's largest shareholder.

Amounts reported in the statement of financial condition as of December 31, 2001 include $470,766 payable to shareholders for Company stock redeemed in 2001.

Receivables from non-customers represent amounts due from shareholders and an affiliated company for funds advanced in margin accounts. Amounts receivable and corresponding market values of securities held in non-customer margin accounts were $2,932,944 and $20,190,000, respectively, as of December 31, 2001.

NOTE O – REPORTING REQUIREMENTS
This statement of financial condition has been prepared in accordance with Rule 17a-5 of the Securities and Exchange Commission, and has been filed with the regional office of the Securities and Exchange Commission in Miami, Florida. Additional copies of this document are available for examination at the St. Petersburg office of the Company.